Exhibit 99.47

Hole AR-16-76c1 Returns 67.5 m at 11.29% U3O8

including 9.0 m at 51.35% U3O8 and 0.5 m at 79.80% U3O8

Vancouver, BC, May 5, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to report assay results for thirteen angled holes from our highly successful winter 2016 drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Hole AR-16-76c1 has intersected 67.5 m at 11.29% U3O8 in the higher grade A2 sub-zone (the “Sub-Zone”). The intercept includes 9.0 m at 51.35% U3O8 and 0.5 m at 79.80% U3O8 which represents a continuous grade x thickness (“GT”) of 762, the second best at the Arrow Deposit to date. Drill hole -76c1 intercepted the near vertically dipping mineralization at a shallow inclination of -65°. All five drill holes reported in this release and drilled into the Sub-Zone have returned strong and broad intercepts of high grade mineralization (as determined by a total composite GT of >200) confirming strong continuity of the High Grade Domain.

In addition, holes AR-16-63c3, AR-16-64c3, AR-16-72c2 and AR-16-74c1 all intersected high grade uranium mineralization in the Sub-Zone. Assay results from AR-16-72c2 were higher than anticipated from the radioactivity results, and as such, the hole is now being included within the Sub-Zone.

Highlights:

A2 Sub-Zone

•	AR-16-76c1 (70 m up-dip and to the southwest from AR-15-44b) intersected 67.5 m at 11.29% U3O8 (441.0 to 508.5 m) including 9.0 m at 51.35% U3O8 (496.0 to 505.0 m) and 0.5 m at 79.80% U3O8 (497.0 to 497.5 m).

•	AR-16-63c3 (37 m up-dip and to the southwest from AR-15-44b) intersected 15.0 m at 8.28% U3O8 (466.0 to 481.0 m) and an additional 119.0 m at 2.30% U3O8 (488.0 to 607.0 m).

•	AR-16-64c3 (20 m down-dip and to the northeast from AR-15-44b) intersected 28.0 m at 6.14% U3O8 (504.0 to 532.0 m) including 14.0 m at 10.30% U3O8 (510.5 to 524.5 m) and an additional 26.5 m at 3.48% U3O8 (536.0 to 562.5 m).

•	AR-16-72c2 (60 m down-dip and to the northeast from AR-15-44b) intersected 33.0 m at 4.65% U3O8 (564.5 to 598.0 m) and an additional 11.0 m at 4.08% U3O8 (674.0 to 685.0 m).

•	AR-16-74c1 (14m down-dip and to the southwest from AR-15-44b) intersected 47.0 m at 3.41%) U308 (532.5 to 585.5 m) and an additional 16.0 m at 2.21% U3O8 (588.0 to 604.0 m).

Table 1: Higher Grade A2 Sub-Zone Angled Drill Holes

2015	AR-15- 59c2[2]	AR-15- 54cl2	AR-15- 58c1[2]	AR-15- 62[2]	AR-15- 44b2	AR-15- 49c2[2]	AR-15- 57c3[2]
Total composite mineralization =	75.50 m	42.00 m	86.00 m	143.00 m	135.60 m	73.50 m	62.50 m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.40 m	5.90 m	14.30 m	17.75 m	30.25 m	15.70 m	4.40 m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.50 m	3.00 m	3.85 m	10.60 m	7.75 m	5.20 m	2.50 m
Total Off-scale (>61,000 cps)[3] =	1.00 m	0.50 m	2.00 m	2.00 m	1.50 m	2.15 m	1.80 m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	787	655	605	319

2016	AR-16- 76C4[1]	AR-16- 76C1[1]	AR-16- 76C3[1]	AR-16- 63cl2	AR-16- 63C3[1]	AR-16- 74C1[1]	AR-16- 63c2[2]	AR-16- 64C3[1]	AR-16- 64c2[2]	AR-16- 64cl2	AR-16- 72C2[1]	AR-16- 78C1[1]	AR-16- 78C4[1]
Total composite mineralization =	105.70 m	73.50 m	67.50 m	55.50 m	147.0 m	88.00 m	138.0 m	102.0 m	76.00 m	74.00 m	93.00 m	64.00 m	120.50 m
Total Off-scale (>10,000 to 29,999 cps)[3] =	19.85 m	14.75 m	14.85 m	6.85 m	22.10 m	21.20 m	17.10 m	18.75 m	15.95 m	10.30 m	6.95 m	11.60 m	25.75 m
Total Off-scale (>30,000 to 60,999 cps)[3] =	1.00 m	2.75 m	5.00 m	0.50 m	3.00 m	1.15 m	9.90 m	2.50 m	4.70 m	3.70 m	0.50 m	3.00 m	6.15 m
Total Off-scale (>61,000 cps)[3] =	0.00 m	5.25 m	4.50 m	0.00 m	0.50 m	0.00 m	13.85 m	0.00 m	5.50 m	0.00 m	1.70 m	2.50 m	5.50 m
Continuous GT (Grade x Thickness) =	Assays Pending	762	Assays Pending	203	274 and 124	160 and 35	638 and 604	172 and 92	541	338	156 and 45	Assays Pending	Assays Pending

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 gamma spectrometer

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow zone currently covers an area of 865 m by 280 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in all directions and at depth.

•	The winter 2016 drill program officially ended on April 18th with 30,744 m completed. Five drill rigs continue in full operation, which will reduce to three rigs during our current spring 2016 drill program that will comprise 7,500 m of drilling.

•	The Company remains on track for release of an updated NI 43-101 resource estimate on the Arrow deposit due in the second half of 2016.

•	The Company has cash on hand of $30M.

A three-dimensional view of the A2 Sub-Zone, drill hole locations and the A2 and A3 long sections are shown in Figures 1 to 5. Table 2 shows assay results.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “Hole AR-16-76c1 takes its place as one of the best drill holes on public record in the Athabasca Basin with a continuous GT of 762. The expansion potential at Arrow is evident as we continue to observe drill holes with substantial high grade intervals located outside of the A2 high grade domain as shown in Figure 1.”

Leigh Curyer, Chief Executive Officer commented: “This batch of assay results continues to exceed our expectations, and showcases the strength of the Arrow deposit. The continuity of this high grade domain continues to prove itself by the fact that all five holes reported in the Sub-Zone hit broad high grade intercepts. While we continue to transition into the spring season, we look forward to returning the pending assays from winter including four from the Sub-Zone as well as focusing on new areas of the deposit and along trend from it.”

Table 2: Arrow Deposit Assay Results

Drill Hole				Athabasca Group— Basement	SRC Geoanalytical Results				Grade (U3O8%) x
Hole ID	Azimuth	Dip	Total Depth (m)	Unconformity Depth (m)	From (m)	To (m)	Interval (m)	U3O8 (Wt%)	Thickness (m) (GT)
AR-16-59c6	153	-76	870.00	102.20	768.00	769.00	1.00	0.02	0.02
					777.50	799.00	21.50	0.11	2.29
					817.00	822.50	5.50	0.14	0.75
					826.50	835.00	8.50	3.95	33.55
AR-16-61c3	140	-74	921.00	110.30	526.50	527.00	0.50	0.01	0.01
					541.50	546.50	5.00	0.02	0.10
					549.00	555.50	6.50	0.20	1.30
					558.00	574.00	16.00	0.05	0.80
					585.50	592.50	7.00	0.07	0.49
					645.00	645.50	0.50	0.22	0.11
					649.00	651.50	2.50	0.02	0.05
					670.00	677.50	7.50	0.11	0.83
					680.00	681.00	1.00	0.01	0.01
					685.00	694.50	9.50	0.18	1.71
					716.00	719.50	3.50	0.07	0.25
					740.00	740.50	0.50	0.07	0.04
					761.50	771.50	10.00	0.04	0.40
					818.50	819.00	0.50	0.11	0.06
					823.50	833.00	9.50	0.34	3.23
					836.00	839.00	3.00	0.20	0.60
					844.50	849.50	5.00	0.03	0.15
					889.50	890.50	1.00	0.03	0.03
AR-16-63c3	156	-74	654.00	108.00	438.00	439.00	1.00	0.02	0.02
					443.50	463.00	19.50	0.11	2.15
					466.00	481.00	15.00	8.28	124.20
					488.00	607.00	119.00	2.30	273.70
					612.00	618.00	6.00	0.06	0.36
					620.50	625.00	4.50	0.07	0.32
					632.00	633.00	1.00	0.13	0.13
					641.00	641.50	0.50	0.05	0.03
AR-16-64c3	154	-73	636.00	108.00	465.00	487.00	22.00	3.08	67.77
					491.50	495.50	4.00	0.04	0.18
					504.00	532.00	28.00	6.14	171.98

				including	510.50	524.50	14.00	10.30
					536.00	562.50	26.50	3.48	92.20
					565.00	593.50	28.50	0.79	22.61
					596.50	608.00	11.50	0.08	0.91
					613.00	614.50	1.50	0.03	0.04
AR-16-65	0	-90	150.00	102.80	155.00	155.50	0.50	0.04	0.02
AR-16-71	140	-70	936.00	105.45	633.00	634.50	1.50	0.07	0.11
					673.00	675.50	2.50	0.06	0.14
					691.00	691.50	0.50	0.10	0.05
					698.00	701.50	3.50	0.02	0.08
					705.00	726.00	21.00	0.39	8.24
					731.00	731.50	0.50	0.06	0.03
					746.00	746.50	0.50	0.03	0.01
					757.00	757.50	0.50	0.05	0.02
					777.00	782.50	5.50	0.09	0.47
					789.00	793.00	4.00	0.13	0.54
					797.50	798.00	0.50	0.16	0.08
					836.50	837.50	1.00	0.01	0.01
					856.00	857.50	1.50	1.27	1.91
					862.50	863.00	0.50	0.04	0.02
AR-16-72c1	138	-71	669.00	107.80	489.00	494.50	5.50	0.37	2.04
					505.00	536.00	31.00	0.75	23.25
					549.00	571.00	22.00	1.76	38.72
					580.50	588.00	7.50	0.62	4.65
					592.00	619.00	27.00	1.83	49.41
					622.50	639.00	16.50	0.04	0.66
					642.00	653.50	11.50	0.12	1.38
					662.50	669.00	6.50	0.02	0.13
AR-16-72c2	138	-71	705.00	107.80	438.50	439.00	0.50	0.06	0.03
					507.00	512.50	5.50	0.07	0.39
					519.00	520.50	1.50	0.09	0.14
					541.00	560.50	19.50	0.46	8.97
					564.50	598.00	33.50	4.65	155.78
					604.00	604.50	0.50	0.47	0.24
					609.00	609.50	0.50	2.37	1.19
					614.50	639.00	24.50	0.17	4.17
					656.50	671.00	14.50	0.18	2.61
					674.00	685.00	11.00	4.08	44.88
					697.00	699.00	2.00	0.04	0.08
AR-16-73	145	-70	699.00	114.00	162.00	163.00	1.00	0.03	0.03
					219.00	233.50	14.50	0.06	0.87
					236.50	260.50	24.00	0.13	3.12

					264.00	273.50	9.50	0.42	3.99
					285.50	295.50	10.00	0.03	0.30
					323.00	326.50	3.50	0.03	0.11
					330.00	330.50	0.50	0.09	0.05
					344.00	348.50	4.50	0.05	0.23
					360.00	379.50	19.50	0.06	1.17
					419.00	429.00	10.00	0.08	0.80
					432.50	456.00	23.50	0.02	0.47
					461.00	469.50	8.50	0.06	0.51
					481.50	485.00	3.50	0.03	0.11
					494.00	501.00	7.00	0.02	0.14
					525.00	533.00	8.00	0.03	0.24
					545.00	550.00	5.00	0.04	0.20
					553.00	562.50	9.50	0.05	0.48
					565.00	583.00	18.00	0.10	1.80
					586.00	594.50	8.50	0.16	1.36
					600.50	606.50	6.00	0.34	2.04
					613.00	613.50	0.50	1.03	0.52
					619.50	627.50	8.00	0.03	0.24
AR-16-74c1	131	-69	648.00	113.80	491.00	496.50	5.50	2.47	13.59
					509.00	516.50	7.50	0.99	7.43
					520.50	522.00	1.50	0.17	0.26
					526.50	527.50	1.00	0.06	0.06
					532.50	579.50	47.00	3.41	160.27
					583.50	585.50	2.00	0.92	1.84
					588.00	604.00	16.00	2.21	35.36
					607.50	622.50	15.00	0.21	3.15
					631.50	640.50	9.00	0.02	0.18
AR-16-74c2	131	-69	663.00	113.80	512.50	518.00	5.50	0.05	0.28
					522.00	535.50	13.50	0.12	1.62
					539.50	542.00	2.50	0.88	2.20
					544.50	545.50	1.00	1.09	1.09
					557.00	572.50	15.50	2.49	38.60
					575.00	584.50	9.50	0.08	0.76
					611.00	615.50	4.50	0.13	0.59
					618.00	619.50	1.50	0.16	0.24
					622.50	625.00	2.50	0.04	0.10
					628.00	653.50	25.50	1.62	41.31
					661.50	663.00	1.50	0.04	0.06
AR-16-75	137	-71	987.00	101.90	750.00	754.00	4.00	0.04	0.16
					765.00	796.00	31.00	0.08	2.48
					798.50	799.00	0.50	0.01	0.01

					804.00	804.50	0.50	0.02	0.01
					807.00	808.00	1.00	0.02	0.02
					814.00	818.00	4.00	0.05	0.20
					830.50	833.00	2.50	0.02	0.05
					843.00	844.00	1.00	0.02	0.02
					846.50	851.00	4.50	0.13	0.59
					868.50	869.50	1.00	0.08	0.08
					874.50	875.50	1.00	0.03	0.03
					917.00	921.00	4.00	0.06	0.24
AR-16-76c1	140	-70	880.00	115.00	417.00	417.50	0.50	0.06	0.03
					435.00	436.50	1.50	0.02	0.03
					441.00	508.50	67.50	11.29
				Including	470.00	507.50	35.50	20.12
				Including	496.00	505.00	9.00	51.35	762.08
				Including	497.00	497.50	0.50	79.80
					511.00	519.00	8.00	0.19	1.52
					521.50	524.50	3.00	0.05	0.15
					603.50	609.00	5.50	0.06	0.33
					623.00	624.00	1.00	0.12	0.12
					627.00	631.50	4.50	0.02	0.09
					638.50	639.50	1.00	0.16	0.16
					642.00	651.00	9.00	0.21	1.89
					655.00	664.00	9.00	0.04	0.36
					680.00	681.00	1.00	0.11	0.11
					684.00	687.00	3.00	0.04	0.12
					696.50	713.50	17.00	0.90	15.30
					717.50	718.50	1.00	0.08	0.08
					721.50	722.50	1.00	0.02	0.02
					730.00	730.50	0.50	0.40	0.20
					733.00	733.50	0.50	0.04	0.02
					740.50	768.50	28.00	1.97	55.16
					838.00	839.50	1.50	0.18	0.27

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U3O8

•	Maximum internal dilution 2.00 m downhole

•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralizaed samples were analyzed for U308 by ICP-OES and selected samples for gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals.

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President—Exploration & Development, a qualified person for the purposes of National Instrument 43-101—Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release. Mr. Ainsworth has verified that the results are accurate by reviewing the official assay certificates provided to the Company.

Figure 1: Three-Dimensional View of the Arrow Zone High-Grade Domain

Figure 2: Arrow Zone Drill Hole Locations

Figure 3: A2 Mineralized Shear Longsection (Close Up of Sub-Zone)

NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m
57.0m
>10,000 cps Anomalous Radioactivity
11.56%
56.5m
% U3O8
Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Circular halos surrounding pierce points each have a diameter of 50m
SCALE 1 : 1500
(m)
-10 0 10 20 30 40 50
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
May 5, 2016
400m
450m
500m
550m
600m
30
57c1
49c1
48c1
41
57c5
58c2
57c2
59c1
80c1
45b
57c4
3.94%
81.0m
81c1
80c2
54c1
78c1
57c3
80c3
7.03%
39.5m
11.29%
67.5m
48c2
64c1
6.97%
48.5m
7.39%
17.0m
17.1m
64.0m
59c2
5.42%
68.5m
76c1
63c1
4.51%
45.0m
84c1
49c2
78c2
43a
62
6.35%
124.0m
8.77%
69.0m
76c2
58c1
64c2
76c3
24.35m
67.5m
63c3
15.20%
42.0m
63c2
34b
78c3
59c4
8.28%
15.0m
and
2.30%
119.0m
and
12.99%
46.5m
11.15%
48.5m
3.08%
22.0m
and
6.14%
28.0m
and
3.48%
26.5m
51
76c4
48c3
44b
64c3
78c4
20.85m
105.7m
74c1
11.55%
56.5m
15
3.41%
47.0m
and
2.21%
16.0m
37.4m
120.5m
74c2
72c1
38
53c1
61c2
54c2
72c2
4.65%
33.5m
and
4.08%
11.0m
56c1
74c3
61c3
60c1
53c2
37
56c2
54c4
32

Figure 4: A2 Mineralized Shear Longsection

NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m / 57.0m — >10,000 cps Anomalous Radioactivity
11.56% — % U3O8
56.5m — Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
SCALE 1 : 2500
(m)
-20 0 20 40 60
*unknown
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
May 5, 2016
300m
400m
500m
600m
370 m
300 m
76c1
11.29%
67.5m
63c3
8.28%
15.0m
and
2.30%
119.0m
74c1
3.41%
47.0m
and
2.21%
16.0m
74c2
2.49%
15.5m
and
1.62%
25.5m
72c1
1.76%
22.0m
and
1.83%
27.0m
64c3
3.08%
22.0m
and
6.14%
28.0m
and
3.48%
26.5m
72c2
4.65%
33.5m
and
4.08%
11.0m
61c3
0.11%
7.5m
and
0.18%
9.5m
63c1
4.51%
45.0m
64c1
6.97%
48.5m
64c2
11.15%
48.5m
63c2
15.20%
42.0m
and
12.99%
46.5m
84c1
6.45m
30.5m
78c1
17.1m
64.0m
78c2
8.6m
57.5m
78c3
3.65m
97.5m
78c4
37.4m
120.5m
76c2
7.05m
56.0m
76c3
24.35m
67.5m
76c4
20.85m
105.7m
74c3
2.5m
31.0m
74c4
4.55m
92.5m
80c1
0.25m
24.5m
80c2
3.0m
14.5m
80c3
2.4m
38.5m
81c1
1.65m
22.0m
59c5
0.29%
24.0m

Figure 5: A3 Mineralized Shear Longsection

NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
Assays Pending
5.8m
57.0m
>10,000 cps
Anomalous Radioactivity
11.56%
56.5m
% U3O8
Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
SCALE 1 : 2500
(m)
-20
0
20
40
60
*unknown
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Zone
Longitudinal Section - A3 Shear
May 5, 2016
500m
600m
700m
800m
420 m
320 m
12
13
1.08%
18.25m
and
1.31%
11.85m
and
5.35%
4.6m
08
2.94%
6.2m
and
2.51%
10.0m
and
1.61%
8.4m
57c5
2.10%
3.0m
and
0.93%
8.5m
58c2
0.61%
9.5m
57c2
5.89%
29.5m
80c1
0.2m
27.0m
5.43%
24.0m
48c1
57c3
1.79%
6.0m
and
1.87%
11.0m
2.74%
50.5m
54c1
64c1
81c1
0.15m
10.5m
59c1
0.46%
6.5m
76c1
0.90%
17.0m
41
0.43%
84.0m
45b
59c2
49c2
58c1
59c3
13.17%
4.5m
71
0.39%
21.0m
3.57%
14.0m
and
1.04%
9.0m
61c1
59c4
0.56%
9.5m
54c2
2.66%
14.5m
and
0.35%
33.0m
48c3
43a
52
1.48%
18.0m
1.20%
25.0m
51
48c2
54c4
44b
8.52%
10.5m
and
6.30%
37.0m
61c2
74c4
4.6m
34.5m
59c6
3.95%
8.5m
59c5
1.10%
17.0m
and
0.69%
18.0m
61c3
0.34%
9.5m
56c1
12.06%
6.5m
and
1.14%
28.0m
56c2
1.58%
32.0m
and
14.83%
1.5m
53c1
55
39
2.27%
29.5m
0.72%
36.0m
39w1
60c2
2.49%
10.5m
54c3
53c3

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer
Chief Executive Officer
NexGen Energy Ltd.
+1 604 428 4112
lcuryer@nexgenenergy.ca
www.nexgenenergy.ca

Travis McPherson
Corporate Development Manager
NexGen Energy Ltd.
+1 604 428 4112
tmcpherson@nexgenenergy.ca
http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.